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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                    )*

GENERAL MARITIME CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
Y2692M103
(CUSIP Number)
AUGUST 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE
Ex-99.1 Joint Filing Agreement

CUSIP No.	Y2692M103

1	NAMES OF REPORTING PERSONS: SOHMEN FAMILY FOUNDATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

LIECHTENSTEIN

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,860,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

3,860,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,860,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page 2 of 7 pages

CUSIP No.	Y2692M103

1	NAMES OF REPORTING PERSONS: BERGESEN WORLDWIDE LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

BERMUDA

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,860,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

3,860,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,860,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 3 of 7 pages

CUSIP No.          Y2692M103

Item 1.
(a)	Name of Issuer

GENERAL MARITIME CORPORATION

(b)	Address of Issuer’s Principal Executive Offices

299 Park Avenue, 2nd Floor, New York, NY 10171
Item 2.
(a)	Name of Person Filing

The persons filing this statement are:
(i)	Sohmen Family Foundation, a foundation organized under the laws of Liechtenstein, and

(ii)	Bergesen Worldwide Limited, a company incorporated with limited liability in Bermuda and a subsidiary of the Sohmen Family Foundation, in which the foundation holds 93.25%.
(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of Sohmen Family Foundation is:
Heiligkreuz 6, P.O. Box 484, LI-9490 Vaduz, Liechtenstein
The address of the principal business office of Bergesen Worldwide Limited is:
Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda
(c)	Citizenship

Sohmen Family Foundation is a foundation organized under the laws of Liechtenstein and Bergesen Worldwide Limited is a company organized under the laws of Bermuda.

(d)	Title of Class of Securities

This information statement relates to Common Stock, par value $0.01 per share, of the Issuer.

(e)	CUSIP Number

Y2692M103
Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 4 of 7 pages

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Bergesen Worldwide Limited directly owns 3,860,000 shares of Common Stock of the Issuer. As noted in Item 2(a) above, because Sohmen Family Foundation owns 93.25% of the common stock of Bergesen Worldwide Limited, Sohmen Family Foundation may be deemed to beneficially own the Common Stock directly owned by Bergesen Worldwide Limited.

(b)	Percent of class:

The shares of Common Stock that may be deemed to be beneficially owned by Sohmen Family Foundation constitute approximately 11.8% of the Common Stock of the Issuer outstanding as at June 30, 2006.

The shares of Common Stock directly owned by Bergesen Worldwide Limited constitute approximately 11.8% of the Common Stock of the Issuer outstanding as at June 30, 2006.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	Not Applicable

(ii)	Shared power to vote or to direct the vote	Sohmen Family Foundation: 3,860,000 Bergesen Worldwide Limited: 3,860,000

(iii)	Sole power to dispose or to direct the disposition of	Not Applicable

(iv)	Shared power to dispose or to direct the disposition of	Sohmen Family Foundation: 3,860,000 Bergesen Worldwide Limited: 3,860,000
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Page 5 of 7 pages

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOHMEN FAMILY FOUNDATION
/s/ Helmut Sohmen
Date: August 22, 2006 Name: Helmut Sohmen Title: President

/s/ Karl Josef Hier
Date: August 22, 2006 Name: Karl Josef Hier Title: Member of Foundation Council

BERGESEN WORLDWIDE LIMITED
/s/ Helmut Sohmen
Date: August 22, 2006
Name: Helmut Sohmen
Title: Chairman
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 7 of 7 pages